Registration No.  333-106379
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 738

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 16, 2003 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



                       Energy Portfolio, Series 13
                     Financials Portfolio, Series 14
                     Healthcare Portfolio, Series 4
                     Technology Portfolio, Series 18
             Telecommunication Services Portfolio, Series 3
                      Utilities Portfolio, Series 6

                                 FT 738

FT 738 is a series of a unit investment trust, the FT Series. FT 738 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is July 16, 2003

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           16
Portfolios                                              16
Risk Factors                                            20
Public Offering                                         22
Distribution of Units                                   25
The Sponsor's Profits                                   26
The Secondary Market                                    26
How We Purchase Units                                   26
Expenses and Charges                                    26
Tax Status                                              27
Retirement Plans                                        28
Rights of Unit Holders                                  28
Income and Capital Distributions                        29
Redeeming Your Units                                    30
Removing Securities from a Trust                        31
Amending or Terminating the Indenture                   31
Information on the Sponsor, Trustee and Evaluator       32
Other Information                                       33

                       Summary of Essential Information

                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Energy               Financials           Healthcare
                                                             Portfolio            Portfolio            Portfolio
                                                             Series 13            Series 14            Series 4
                                                             _________            __________           __________
Initial Number of Units (1)                                      14,993               14,992               15,005
Fractional Undivided Interest in the Trust per Unit (1)        1/14,993             1/14,992             1/15,005
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
           per Unit (2)                                      $    9.900           $    9.900           $    9.900
    Maximum Sales Charge of 4.95% of the Public
          Offering Price per Unit (5.00% of the net amount
          invested, exclusive of the deferred sales charge
          and creation and development fee) (3)              $     .495           $     .495           $     .495
    Less Deferred Sales Charge per Unit                      $    (.345)          $    (.345)          $    (.345)
    Less Creation and Development Fee per Unit               $    (.050)          $    (.050)          $    (.050)
Public Offering Price per Unit (4)                           $   10.000           $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.555           $    9.555           $    9.555
Redemption Price per Unit
    (based on aggregate underlying value of Securities less
    deferred sales charge) (5)                               $    9.555           $    9.555           $    9.555
Cash CUSIP Number                                            30267M 601           30267M 643           30267M 684
Reinvestment CUSIP Number                                    30267M 619           30267M 650           30267M 692
Fee Accounts Cash CUSIP Number                               30267M 627           30267M 668           30267M 700
Fee Accounts Reinvestment CUSIP Number                       30267M 635           30267M 676           30267M 718
Security Code                                                     63399                63387                63391
Ticker Symbol                                                    FTENGX               FTFINX               FTHCPX

First Settlement Date                     July 21, 2003
Mandatory Termination Date (6)            July 16, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2003.
Income Distribution Date (7)              Last day of each June and December, commencing December 31, 2003.

_____________

See "Notes to Summary of Essential Information" on page 4.

                     Summary of Essential Information

                                 FT 738


 At the Opening of Business on the Initial Date of Deposit-July 16, 2003


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.


                                                                    Technology         Telecommunications   Utilities
                                                                    Portfolio          Services Portfolio   Portfolio
                                                                    Series 18          Series 3             Series 6
                                                                    _________          __________           __________
Initial Number of Units (1)                                             15,000             15,000               15,002
Fractional Undivided Interest in the Trust per Unit (1)               1/15,000           1/15,000             1/15,002
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)  $    9.900         $    9.900           $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
       Unit (5.00% of the net amount invested, exclusive of the
       deferred sales charge and creation and development fee) (3)  $     .495         $     .495           $     .495
    Less Deferred Sales Charge per Unit                             $    (.345)        $    (.345)          $    (.345)
    Less Creation and Development Fee per Unit                      $    (.050)        $    (.050)          $    (.050)
Public Offering Price per Unit (4)                                  $   10.000         $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                     $    9.555         $    9.555           $    9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)             $    9.555         $    9.555           $    9.555
Cash CUSIP Number                                                   30267M 726         30267M 767           30267M 809
Reinvestment CUSIP Number                                           30267M 734         30267M 775           30267M 817
Fee Accounts Cash CUSIP Number                                      30267M 742         30267M 783           30267M 825
Fee Accounts Reinvestment CUSIP Number                              30267M 759         30267M 791           30267M 833
Security Code                                                            63395              63415                63383
Ticker Symbol                                                           FTTCHX             FTTLSX               FTUTLX

First Settlement Date                     July 21, 2003
Mandatory Termination Date (6)            July 16, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2003 for all portfolios except Utilities Portfolio, Series 6; and the fifteenth day of each month for Utilities Portfolio, Series 6, commencing August 15, 2003.
Income Distribution Date (7) (8)          Last day of each June and December, commencing December 31, 2003 for all portfolios except Utilities Portfolio, Series 6; and the last day of each month for Utilities Portfolio, Series 6, commencing August 31, 2003.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(8) For Utilities Portfolio, Series 6, the estimated net annual distribution per Unit is estimated to be $.3878 for the first year. The estimated net annual distribution per Unit for subsequent years $.3785, is expected to be less than the amount for the first year because a portion of the Securities included in Utilities Portfolio, Series 6 will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee.

                               Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                      Amount
                                                                                                      per Unit
                                                                                                      _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                   1.00%(a)       $.100
Deferred sales charge                                                                  3.45%(b)       $.345
Creation and development fee                                                           0.50%(c)       $.050
                                                                                       _______        _____
Maximum Sales Charge (including creation and development fee)                          4.95%          $.495
                                                                                       =======        =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                           .290%(d)       $.0290
                                                                                       =======        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                 .082%          $.0080
Trustee's fee and other operating expenses                                             .171%(f)(g)    $.0168
                                                                                       _______        ______
Total                                                                                  .253%          $.0248
                                                                                       =======        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     3 Years     5 Years
                                                          __________ __________  __________
Each Trust (except Utilities Portfolio, Series 6)         $549       $601        $657
Utilities Portfolio, Series 6                              550        601         658

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distribution of income, the Trustee's fee and other operating expenses for Utilities Portfolio, Series 6 are estimated to be .173%, or $.0170 per Unit. This increases total estimated annual operating expenses for this Trust to .255%, or $.0250 per Unit.

                   Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 738


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 738, comprising Energy Portfolio, Series 13; Financials Portfolio, Series 14; Healthcare Portfolio, Series 4; Technology Portfolio, Series 18; Telecommunication Services Portfolio, Series 3; and Utilities Portfolio, Series 6 (collectively, the "Trusts") as of the opening of business on July 16, 2003 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July 16, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 738, comprising Energy Portfolio, Series 13; Financials Portfolio, Series 14; Healthcare Portfolio, Series 4; Technology Portfolio, Series 18; Telecommunication Services Portfolio, Series 3; and Utilities Portfolio, Series 6 at the opening of business on July 16, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
July 16, 2003

                         Statements of Net Assets

                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                   Energy              Financials          Healthcare
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 13           Series 14           Series 4
                                                                   __________          __________          __________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                                      $148,428            $148,424            $148,551
Less liability for reimbursement
   to Sponsor for organization costs (3)                               (435)               (435)               (435)
Less liability for deferred sales charge (4)                         (5,173)             (5,172)             (5,177)
Less liability for creation and development fee (5)                    (750)               (750)               (750)
                                                                   ________            ________            ________
Net assets                                                         $142,070            $142,067            $142,189
                                                                   ========            ========            ========
Units outstanding                                                    14,993              14,992              15,005

ANALYSIS OF NET ASSETS
Cost to investors (6)                                              $149,927            $149,923            $150,051
Less maximum sales charge (6)                                        (7,422)             (7,421)             (7,427)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (435)               (435)               (435)
                                                                   ________            ________            ________
Net assets                                                         $142,070            $142,067            $142,189
                                                                   ========            ========            ========

_____________

See "Notes to Statements of Net Assets" on page 8.

                           Statements of Net Assets

                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                   Technology        Telecommunications    Utilities
                                                                   Portfolio         Services Portfolio    Portfolio
                                                                   Series 18         Series 3              Series 6
                                                                   __________        __________            __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,496          $148,499              $148,519
Less liability for reimbursement
   to Sponsor for organization costs (3)                               (435)             (435)                 (435)
Less liability for deferred sales charge (4)                         (5,175)           (5,175)               (5,176)
Less liability for creation and development fee (5)                    (750)             (750)                 (750)
                                                                   ________          ________              ________
Net assets                                                         $142,136          $142,139              $142,158
                                                                   ========          ========              ========
Units outstanding                                                    15,000            15,000                15,002

ANALYSIS OF NET ASSETS
Cost to investors (6)                                              $149,996          $149,999              $150,019
Less maximum sales charge (6)                                        (7,425)           (7,425)               (7,426)
Less estimated reimbursement to
   Sponsor for organization costs (3)                                  (435)             (435)                 (435)
                                                                   ________          ________              ________
Net assets                                                         $142,136          $142,139              $142,158
                                                                   ========          ========              ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $1,200,000 will be allocated among the six Trusts in FT 738, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on January 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 19, 2004. If Unit holders redeem their Units before March 19, 2004 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                          Schedule of Investments

                       Energy Portfolio, Series 13
                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Oil & Gas-Drilling (16%):
              _________________________
 164          NBR        Nabors Industries, Ltd. (3)                              4%            $36.15           $  5,929
 180          NE         Noble Corporation                                        4%             32.92              5,926
 209          PTEN       Patterson-UTI Energy, Inc.                               4%             28.44              5,944
 166          PDS        Precision Drilling Corporation (3)                       4%             35.72              5,929

              Oil & Gas-Exploration & Production (32%):
              _________________________________________
 136          APC        Anadarko Petroleum Corporation                           4%             43.64              5,935
  95          APA        Apache Corporation                                       4%             62.79              5,965
 155          CNQ        Canadian Natural Resources Ltd. (3)                      4%             38.20              5,921
 119          DVN        Devon Energy Corporation                                 4%             50.01              5,951
 166          ECA        EnCana Corp. (3)                                         4%             35.80              5,943
 172          NFX        Newfield Exploration Company                             4%             34.51              5,936
 204          POG        Patina Oil & Gas Corporation                             4%             29.07              5,930
 317          XTO        XTO Energy, Inc.                                         4%             18.71              5,931

              Oil-Field Services (12%):
              _________________________
 167          BJS        BJ Services Company                                      4%             35.52              5,932
 216          TDW        Tidewater Inc.                                           4%             27.50              5,940
 157          WFT        Weatherford International, Ltd.                          4%             37.83              5,939

              Oil-Integrated (36%):
              _____________________
  83          CVX        ChevronTexaco Corporation                                4%             71.36              5,923
 112          COP        ConocoPhillips                                           4%             53.00              5,936
  81          E          Eni SpA (ADR)                                            4%             73.35              5,941
 169          XOM        Exxon Mobil Corporation                                  4%             35.19              5,947
 231          MRO        Marathon Oil Corporation                                 4%             25.70              5,937
 156          PCZ        Petro-Canada (3)                                         4%             38.06              5,937
 207          PTR        PetroChina Company Limited (ADR)                         4%             28.68              5,937
 133          RD         Royal Dutch Petroleum Company (3)                        4%             44.51              5,920
  82          TOT        Total S.A. (ADR)                                         4%             72.82              5,971

              Oil-Refining & Marketing (4%):
              ______________________________
 156          VLO        Valero Energy Corporation                                4%             38.00              5,928
                                                                              ______                             ________
                               Total Investments                                100%                             $148,428
                                                                              ======                             ========

_____________

See "Notes to Schedules of Investments" on page 15.

                           Schedule of Investments

                     Financials Portfolio, Series 14
                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
              Banks & Thrifts (36.65%):
              _________________________
  59          BAC        Bank of America Corporation                               3.32%            $83.50       $  4,927
 126          ONE        Bank One Corporation                                      3.33%             39.25          4,946
 160          CF         Charter One Financial, Inc.                               3.34%             31.00          4,960
 119          CBSH       Commerce Bancshares, Inc.                                 3.35%             41.75          4,968
  60          GDW        Golden West Financial Corporation                         3.34%             82.58          4,955
 173          SOTR       SouthTrust Corporation                                    3.33%             28.56          4,941
  80          STI        SunTrust Banks, Inc.                                      3.32%             61.54          4,923
 118          TCB        TCF Financial Corporation                                 3.34%             42.04          4,961
 198          USB        U.S. Bancorp                                              3.34%             25.02          4,954
 117          WM         Washington Mutual, Inc.                                   3.32%             42.14          4,930
  95          WFC        Wells Fargo & Company                                     3.32%             51.93          4,933

              Financial Services (16.71%):
              ____________________________
  94          COF        Capital One Financial Corporation                         3.34%             52.73          4,957
 106          C          Citigroup Inc.                                            3.34%             46.83          4,964
  73          CFC        Countrywide Financial Corporation                         3.34%             67.91          4,957
  72          FNM        Fannie Mae                                                3.35%             69.06          4,972
 218          KRB        MBNA Corporation                                          3.34%             22.72          4,953

              Insurance (29.98%):
              ___________________
 154          AFL        AFLAC Incorporated                                        3.33%             32.09          4,942
 131          ALL        The Allstate Corporation                                  3.33%             37.68          4,936
  72          ABK        Ambac Financial Group, Inc.                               3.31%             68.31          4,918
  83          AIG        American International Group, Inc.                        3.32%             59.30          4,922
 154          JHF        John Hancock Financial Services, Inc.                     3.33%             32.12          4,947
  99          MBI        MBIA Inc.                                                 3.34%             50.06          4,956
 171          MET        MetLife, Inc.                                             3.34%             28.96          4,952
 139          ORI        Old Republic International Corporation                    3.34%             35.64          4,954
 116          RDN        Radian Group Inc.                                         3.34%             42.74          4,958

              Investment Services (16.66%):
              ______________________
  69          BSC        The Bear Stearns Companies Inc.                           3.35%             72.00          4,968
  56          GS         The Goldman Sachs Group, Inc.                             3.32%             88.02          4,929
  74          LEH        Lehman Brothers Holdings Inc.                             3.31%             66.50          4,921
  92          MER        Merrill Lynch & Co., Inc.                                 3.33%             53.80          4,950
 102          MWD        Morgan Stanley                                            3.35%             48.73          4,970
                                                                                  ______                         ________
                               Total Investments                                  100.00%                        $148,424
                                                                                  ======                         ========

_____________

See "Notes to Schedules of Investments" on page 15.

                           Schedule of Investments

                     Healthcare Portfolio, Series 4
                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
              Biotechnology (12%):
              ____________________
  83          AMGN       Amgen Inc.                                                   4%            $71.54       $  5,938
 162          IDPH       IDEC Pharmaceuticals Corporation                             4%             36.73          5,950
 151          MEDI       MedImmune, Inc.                                              4%             39.42          5,952

              Medical Products (24%):
              _______________________
 102          BIO        Bio-Rad Laboratories, Inc. (Class A)                         4%             58.51          5,968
 126          GDT        Guidant Corporation                                          4%             47.10          5,935
 113          JNJ        Johnson & Johnson                                            4%             52.55          5,938
 120          MDT        Medtronic, Inc.                                              4%             49.35          5,922
  84          SYK        Stryker Corporation                                          4%             71.00          5,964
 133          ZMH        Zimmer Holdings, Inc.                                        4%             44.50          5,919

              Medical Services (32%):
              _______________________
 138          ADVP       AdvancePCS                                                   4%             43.05          5,941
  85          ABC        AmerisourceBergen Corporation                                4%             69.80          5,933
  91          CAH        Cardinal Health, Inc.                                        4%             65.17          5,930
  79          ESRX       Express Scripts, Inc.                                        4%             75.24          5,944
 302          HMA        Health Management Associates, Inc.                           4%             19.70          5,949
  90          DGX        Quest Diagnostics Incorporated                               4%             66.05          5,944
 119          UNH        UnitedHealth Group Incorporated                              4%             50.03          5,954
  72          WLP        WellPoint Health Networks Inc.                               4%             82.67          5,952

              Pharmaceuticals (32%):
              ______________________
 138          ABT        Abbott Laboratories                                          4%             43.15          5,955
  88          BRL        Barr Laboratories, Inc.                                      4%             67.58          5,947
 140          BVF        Biovail Corporation (3)                                      4%             42.50          5,950
  90          LLY        Eli Lilly and Company                                        4%             65.83          5,925
 121          FRX        Forest Laboratories, Inc.                                    4%             49.25          5,959
  96          MRK        Merck & Co., Inc.                                            4%             61.87          5,940
 175          PFE        Pfizer Inc.                                                  4%             33.86          5,925
 121          WYE        Wyeth                                                        4%             48.90          5,917
                                                                                  ______                         ________
                               Total Investments                                    100%                         $148,551
                                                                                  ======                         ========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                     Technology Portfolio, Series 18
                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                              Percentage        Market        Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per     Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share         the Trust (2)
_________     _____________________________________                           _________         ______        _________
              Communications Equipment (12%):
              _______________________________
 336          NOK        Nokia Oyj (ADR)                                          4%            $17.69        $  5,944
 157          QCOM       QUALCOMM Inc.                                            4%             37.80           5,935
 144          UTSI       UTStarcom, Inc.                                          4%             41.23           5,937

              Computers & Peripherals (16%):
              ______________________________
 175          DELL       Dell Computer Corporation                                4%             33.94           5,939
 259          HPQ        Hewlett-Packard Company                                  4%             22.90           5,931
  77          LXK        Lexmark International, Inc.                              4%             77.09           5,936
 288          STX        Seagate Technology (3)                                   4%             20.65           5,947

              Computer Software & Services (44%):
              ___________________________________
 169          ADBE       Adobe Systems Incorporated                               4%             35.10           5,932
 131          ACS        Affiliated Computer Services, Inc. (Class A)             4%             45.42           5,950
 288          CHKP       Check Point Software Technologies Ltd. (3)               4%             20.66           5,950
  75          ERTS       Electronic Arts Inc.                                     4%             79.21           5,941
 218          MSFT       Microsoft Corporation                                    4%             27.29           5,949
 470          ORCL       Oracle Corporation                                       4%             12.64           5,941
 195          SAP        SAP AG (ADR)                                             4%             30.41           5,930
 217          SDS        SunGard Data Systems Inc.                                4%             27.38           5,941
 129          SYMC       Symantec Corporation                                     4%             46.16           5,955
  90          SNPS       Synopsys, Inc.                                           4%             65.91           5,932
 199          VRTS       VERITAS Software Corporation                             4%             29.82           5,934

              Networking Products (4%):
              _________________________
 321          CSCO       Cisco Systems, Inc.                                      4%             18.52           5,945

              Semiconductor Equipment (8%):
              _____________________________
 317          AMAT       Applied Materials, Inc.                                  4%             18.71           5,931
 151          NVLS       Novellus Systems, Inc.                                   4%             39.35           5,942

              Semiconductors (16%):
              _____________________
 214          BRCM       Broadcom Corporation (Class A)                           4%             27.78           5,945
 246          INTC       Intel Corporation                                        4%             24.10           5,929
 155          MXIM       Maxim Integrated Products, Inc.                          4%             38.35           5,944
 670          SWKS       Skyworks Solutions, Inc.                                 4%              8.86           5,936
                                                                              ______                          ________
                               Total Investments                                100%                          $148,496
                                                                              ======                          ========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

             Telecommunication Services Portfolio, Series 3
                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                                  Percentage       Market        Cost of
Number     Ticker Symbol and                                                      of Aggregate     Value per     Securities to
of Shares  Name of Issuer of Securities (1)                                       Offering Price   Share         the Trust (2)
_________  _____________________________________                                  _________        ______        _________
           Broadcasting & Cable TV (10%):
           ____________________________________
 237       CMCSK      Comcast Corporation (Class A Special)                           5%           $31.36        $  7,433
 216       COX        Cox Communications, Inc. (Class A)                              5%            34.43           7,437

           Integrated Telecommunication Services (50%):
           ____________________________________________
 154       AT         ALLTEL Corporation                                              5%            48.30           7,438
 279       BLS        BellSouth Corporation                                           5%            26.59           7,419
 220       CTL        CenturyTel, Inc.                                                5%            33.78           7,432
 586       CZN        Citizens Communications Company                                 5%            12.67           7,425
 177       CTCO       Commonwealth Telephone Enterprises, Inc. (CTE)                  5%            42.00           7,434
 603       CTC        Compania de Telecomunicaciones de Chile S.A.
                          (Telefonica CTC Chile) (ADR)                                5%            12.31           7,423
 299       SBC        SBC Communications Inc.                                         5%            24.80           7,415
 217       TEF        Telefonica, S.A. (ADR)                                          5%            34.16           7,413
 241       TMX        Telefonos de Mexico S.A. de CV (Telmex) (ADR)                   5%            30.81           7,425
 201       VZ         Verizon Communications Inc.                                     5%            36.95           7,427

           Internet Software & Services (5%):
           __________________________________
 256       UNTD       United Online, Inc.                                             5%            28.95           7,411

           Wireless Telecommunication Services (35%):
           __________________________________________
 926       AWE        AT&T Wireless Services Inc.                                     5%             8.02           7,426
 309       DCM        NTT DoCoMo, Inc. (ADR)                                          5%            24.00           7,416
 384       NXTL       Nextel Communications, Inc. (Class A)                           5%            19.32           7,419
 367       SKM        SK Telecom Co., Ltd. (ADR)                                      5%            20.25           7,432
 138       TDS        Telephone and Data Systems, Inc.                                5%            53.85           7,431
 155       VIP        Vimpel-Communications (VimpelCom) (ADR)                         5%            47.90           7,424
 384       VOD        Vodafone Group Plc (ADR)                                        5%            19.32           7,419
                                                                                  ______                         ________
                            Total Investments                                       100%                         $148,499
                                                                                  ======                         ========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                      Utilities Portfolio, Series 6
                                 FT 738


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2003


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Electric Utility (64%):
              _______________________
 139          AEE        Ameren Corporation                                       4%            $42.85           $  5,956
 192          BKH        Black Hills Corporation                                  4%             30.98              5,948
 169          CIN        Cinergy Corp.                                            4%             35.15              5,940
 356          CNL        Cleco Corporation                                        4%             16.70              5,945
 160          DTE        DTE Energy Company                                       4%             37.02              5,923
  98          D          Dominion Resources, Inc.                                 4%             60.77              5,955
 107          EXC        Exelon Corporation                                       4%             55.50              5,939
  95          FPL        FPL Group, Inc.                                          4%             62.58              5,945
 167          FE         FirstEnergy Corp.                                        4%             35.49              5,927
 181          MDU        MDU Resources Group, Inc.                                4%             32.88              5,951
 144          PPL        PPL Corporation                                          4%             41.20              5,933
 162          PNW        Pinnacle West Capital Corporation                        4%             36.58              5,926
 145          PGN        Progress Energy, Inc.                                    4%             40.90              5,931
 144          PEG        Public Service Enterprise Group Incorporated             4%             41.24              5,939
 180          SCG        SCANA Corporation                                        4%             32.95              5,931
 209          SO         The Southern Company                                     4%             28.46              5,948

              Natural Gas (36%):
              __________________
 226          ATG        AGL Resources Inc.                                       4%             26.23              5,928
 147          EQT        Equitable Resources, Inc.                                4%             40.40              5,939
 173          KSE        KeySpan Corporation                                      4%             34.36              5,944
 224          NFG        National Fuel Gas Company                                4%             26.57              5,952
 302          NI         NiSource Inc.                                            4%             19.69              5,946
 292          OKE        ONEOK, Inc.                                              4%             20.35              5,942
 153          PNY        Piedmont Natural Gas Company, Inc.                       4%             38.88              5,949
 184          STR        Questar Corporation                                      4%             32.31              5,945
 256          VVC        Vectren Corporation                                      4%             23.19              5,937
                                                                              ______                             ________
                               Total Investments                                100%                             $148,519
                                                                              ======                             ========

_____________

See "Notes to Schedules of Investments" on page 15.

Page 14


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 16, 2003. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of July 16, 2008.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                     Cost of
                                                     Securities       Profit
                                                     to Sponsor       (Loss)
                                                     _________        ________
Energy Portfolio, Series 13                          $148,807         $  (379)
Financials Portfolio, Series 14                       149,204            (780)
Healthcare Portfolio, Series 4                        149,098            (547)
Technology Portfolio, Series 18                       150,184          (1,688)
Telecommunication Services Portfolio, Series 3        149,080            (581)
Utilities Portfolio, Series 6                         149,181            (662)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 738, consists of six separate portfolios set forth below:

- Energy Portfolio, Series 13

- Financials Portfolio, Series 14

- Healthcare Portfolio, Series 4

- Technology Portfolio, Series 18

- Telecommunication Services Portfolio, Series 3

- Utilities Portfolio, Series 6

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Energy Portfolio, Series 13 consists of a portfolio of common stocks of companies engaged in the energy industry.

The United States consumes approximately 25% of the world's supply of oil [Standard & Poor's Industry Surveys]; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. In Asia, an average annual growth rate of 3% is projected for energy use, accounting for nearly 40% of the total projected increment in world energy consumption. [Energy Information Administration]

In the 1990s, the companies in the oil and gas industries began consolidating and cutting costs to position themselves to benefit from upward cycles. The technologies that are presently being employed in the field of oil and gas exploration are helping reduce the cost of extracting oil and natural gas by saving detection time and allowing companies to capture a higher percentage of tapped reserves.

3-D Seismic Imaging. This is a relatively new technology that utilizes the vibration from sound waves to construct a three-dimensional, computer generated picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Directional Drilling. Directional drilling is one of the key technologies that has improved the efficiency of reservoir development. This method provides flexibility and control when drilling through rock. The directional or "slant" drilling is designed to minimize the risk of oil spills. This in turn helps contractors take on or complete projects that would have previously been uneconomic or impossible.

Consumption on the Rise. The Energy Information Administration projects that the total world energy consumption is expected to expand by 58% between 2001 and 2025.

Consider the following factors:

- The total number of oil refineries in the United States peaked at 324 in 1981. In 2002, less than half were still in operation due to consolidation and greater efficiencies. Refineries are currently running at approximately 89% capacity. [Standard & Poor's Industry Surveys]

- We expect to see more consolidation in the next several years, which we believe will result in a single energy industry that comprises fewer, larger, more diversified companies competing to sell gas, electricity, and nonregulated energy products and services. We believe this will encourage gas marketers to provide more innovative services to their customers along with lower prices. [Standard & Poor's Industry Surveys]

- The global demand for natural gas is anticipated to grow faster than any other fossil fuel over the next 20 years, with the potential to reach an approximate 28% share of the world's primary energy consumption by 2025. [Standard & Poor's Industry Surveys]

- The oil industry has responded well to the call for technological advances. Numerous advances have allowed many projects to be undertaken that previously would not have been economically feasible. This lowers the costs of operation and in turn may provide increased returns on investors' capital. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolio on the Initial Date of Deposit, the Energy Portfolio is considered a Large-Cap Value Trust.


Financials Portfolio, Series 14 consists of a portfolio of common stocks of companies that provide a wide variety of financial services.


The financials sector encompasses a wide range of industries including banks, investment banking, brokerage, consumer finance and credit, and insurance (life & health, property & casualty, reinsurance). Many of the firms included within this sector have burgeoned into "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking due in large part to the overturn of the Glass-Steagall Act.


Many significant trends have had positive influences, and we believe will continue to impact the financials sector including:

- An Aging Population

- Technological Innovation

- Industry Consolidation

Aging Population. Approximately three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.

Consolidation. We believe the trend that has perhaps had the most notable impact is industry consolidation and that improved efficiency, lower operating costs and increased volume are a few of the beneficial products of consolidation. As banks become more efficient in a less regulated environment, competition may increase. This bodes well for consumers as competition stands to bring lower banking costs, broader product offerings, in addition to greater convenience. Although Standard & Poor's does not expect a large number of mergers in the near term, they do expect to see "the creation of more large financial conglomerates" with acquisitions becoming more "focused and prudent."


Based on the composition of the portfolio on the Initial Date of Deposit, the Financials Portfolio is considered a Large-Cap Value Trust.


Healthcare Portfolio, Series 4 is invested in common stocks of healthcare companies.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the masses, especially the aging population. These discoveries have improved the quality of life, and also the life expectancy of millions. More recent research, relating to areas such as genomics, is providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products & Supplies. According to the American Hospital Association, over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis. Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient hospital stays. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. A variety of new and improved medicines have expanded the options for doctors and patients allowing previously untreatable or poorly treated illnesses to be treated effectively and giving patients and physicians new opportunities to prevent and manage disease. Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive form of treatment and are less invasive.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982 involving genetically engineered human insulin, over 100 products have come to market. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The U.S. Census Bureau projects that by 2020, more than 17% of the population will be aged 65 and older. Currently U.S. citizens that are 65 and older represent about 13% of the nation's total population, but account for approximately 40% of total healthcare costs.[Standard & Poor's Industry Surveys]

- An estimated 50,000 scientists employed by U.S. pharmaceutical companies are currently researching more than 1,000 new medicines to treat cancer, heart disease, Alzheimer's disease, mental illness and many other diseases.[Pharmaceutical Research and Manufacturers of America]

- The United States is the recognized global leader in medical devices, especially in the market's advanced, high-tech sector. U.S. products account for close to half of the world's medical equipment market.[Standard & Poor's Industry Surveys]

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help pharmaceutical and biotechnology companies grow their businesses.[Standard & Poor's Industry Surveys]

- According to the Health Care Financing Administration, national health spending is projected to reach approximately $1.9 trillion by 2005.


Based on the composition of the portfolio on the Initial Date of Deposit, the Healthcare Portfolio is considered a Large-Cap Growth Trust.


Technology Portfolio, Series 18 consists of a portfolio of common stocks of technology companies involved in the manufacturing, sale or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

From automated teller machines and cell phones to MRIs, innumerable products and services as well as the people who use them each day rely in some way on technology. Powering this technology in our everyday lives are computer, software, networking, semiconductor and communication companies.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Home Networking. It is now estimated that approximately 500 million people have access to the Web worldwide, and that number is expected to reach one billion by 2005, according to Standard & Poor's Industry Surveys. With the growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services. Homes are currently being wired for technological innovation, with hardware and software that enable household devices to share voice, video and data. According to market research firm Yankee Group, the current number of U.S. homes with some form of a PC-based home network is slightly more than 6.5 billion, and they believe that number could reach approximately 32.3 million within the next five years.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Convergence. Huge amounts of capital continue to be wagered on the integration of the telephone, television and PC. The idea that three of the most powerful devices of the last century can be merged into a seamless information delivery system is a testament to the power of today's technology companies. With only about 27% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun. [Cyberatlas]

Consider the following factors:

- The market for "connected home" equipment-home networking equipment and software, residential gateways and home control and automation products-is predicted to grow from approximately $1.4 billion in 2001 to roughly $9.2 billion worldwide by 2006, according to a report by Cahners In-Stat Group.

- 64 million people played online games in 2001, and that number may grow to 101 million by the end of 2006. Revenues associated with online games may increase to $1.8 billion in 2006, a seven-fold increase over 2001 revenue of $206 million.
[Jupiter Research]

- According to a report by Jupiter Research, 41% of online households in the United States will subscribe to a broadband Internet connection service by 2006, up from approximately 21% in the second quarter of 2002. Jupiter analysts forecast that the number of households accessing the Internet via broadband connectivity (cable modem, DSL, satellite or fixed wireless) will increase to over 35 million in 2006, with cable modems leading the way. [Cyberatlas]


Based on the composition of the portfolio on the Initial Date of Deposit, the Technology Portfolio is considered a Large-Cap Growth Trust.


Telecommunication Services Portfolio, Series 3 consists of common stocks of companies in the telecommunication services industry.

The focus of the telecommunication services industry is constantly being reshaped. This is due in large part to increasing competition, industry consolidation, and advancements in technology. Today, many companies are concentrating on more high-tech and high-growth areas like wireless communications, the Internet, and digital technology. According to the International Telecommunication Union, global telecom services revenues have grown from approximately $850 billion in 1999 to a projected $1.07 trillion in 2003.

While most users currently rely on a dial-up service to access the Internet, The Phillips Group predicts that Digital Subscriber Lines ("DSL") will garner most of the market share in the near future. DSL offers high-speed access over existing copper telephone lines making it an economical and easy-to-implement service.

Wireless Services. The three barriers to widespread adoption of wireless Internet services-slow data speeds, small screens and weak content-are crumbling, which has the potential to lead to an explosion in mobile web services.

Wired Services. Larger U.S. and foreign carriers continue to expand beyond their national regions onto the global stage. These companies hope to maximize opportunities by developing strategic regional and international partnerships that extend the reach and effectiveness of their networks.

Cable. Cable operators continue to make significant expenditures to upgrade and rebuild cable infrastructure to increase channel capacity. Increased channel capacity, or bandwidth, enables them to offer additional channels of audio and video services. The goal is to offer more services at faster speeds.


Based on the composition of the portfolio on the Initial Date of Deposit, the Telecommunications Services Portfolio is considered a Large-Cap Value Trust.


Utilities Portfolio, Series 6 consists of a portfolio of common stocks of electric and natural gas companies.

The utility industry was once regarded as a sector with the potential to provide investors with a high degree of stability while generating an above-average level of current income relative to other equities.

Today, the utilities industry is undergoing a radical transformation. The monopolistic, tightly regulated utilities created under trust-busting legislation more than 60 years ago are gradually being exposed to competition, thanks to the National Energy Policy Act of 1992. We believe that deregulation along with technological advances and the increased desire for customer choice are spurring the move toward deregulation.

Several high profile scandals and unsuccessful ventures into unregulated activities have forced many utility companies to reevaluate their organization and refocus their efforts on their core businesses. Therefore, we believe it is important to know what you own when it comes to investing in utility company stocks. The Utilities Portfolio attempts to accomplish this by investing in a fixed portfolio of companies which we believe are involved in more traditional utility operations as opposed to companies which have expanded aggressively into non-utility businesses.

Consider the following factors:

- According to the American Gas Association, natural gas usage has increased by 35% over the last decade, and is projected to grow by 45% by 2015. On average, electricity costs almost four times more than natural gas.

- With the prospects of an improving economy and an abundant supply of energy, we believe a potential window of opportunity exists in the utilities sector. Furthermore, we believe the attractive current income these stocks provide, the potential for capital appreciation and a relatively low rate of inflation combine to offer the potential for an attractive real rate of return.

- In Standard & Poor's opinion, mergers between members of the natural gas and electric power industries are likely to occur, continuing a trend that has become significant over the last few years. They expect this convergence of industries to result in "total energy providers" enabling companies to expand their customer base by offering them all of their basic energy needs as well as a better package of energy-related products and services. Convergence could also lead to greater corporate efficiencies helping contribute to higher profit margins.


Based on the composition of the portfolio on the Initial Date of Deposit, the Utilities Portfolio is considered a Large-Cap Value Trust.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Communications Industry. Because more than 25% of the Telecommunications Services is invested in telecommunications companies, this Trust is considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.

Energy Industry. The Energy Portfolio is concentrated in the energy industry. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Financials Portfolio is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Healthcare Portfolio is considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Technology Industry. The Technology Portfolio is considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Industry. The Utilities Portfolio is considered to be concentrated in the utilities industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 20, 2004 through March 19, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2004, to a minimum transactional sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

If you invest                          Your maximum sales
(in thousands):*                       charge will be:
_______________                        ____________
$50 but less than $100                 4.70%
$100 but less than $250                4.40%
$250 but less than $500                3.95%
$500 but less than $1,000              2.95%
$1,000 or more                         2.05%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

Broker/dealers will receive a concession of .70% of the Public Offering Price on Units sold subject to the sales charge reduction for purchases of $1,000,000 or more. In all other instances, any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.


The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:


a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units (1.30% for purchases of $500,000 but less than $1,000,000 and 0.70% for purchases of $1,000,000 or more). Dealers and other selling agents will receive an additional volume concession or agency commission of 0.30% of the Public Offering Price if they purchase at least $100,000 worth of Units of a Trust on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                       Additional
(in millions):                              Concession:
_________________                           ________________
$1 but less than $5                         0.10%
$5 but less than $10                        0.15%
$10 or more                                 0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on

Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, which are part of such registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 35


                             First Trust(R)

                       Energy Portfolio, Series 13
                     Financials Portfolio, Series 14
                     Healthcare Portfolio, Series 4
                     Technology Portfolio, Series 18
             Telecommunication Services Portfolio, Series 3
                      Utilities Portfolio, Series 6
                                 FT 738

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                  24-Hour Pricing Line:  1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                              Commission in
                       Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-106379) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              July 16, 2003


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 738 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated July 16, 2003. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Communications                                              3
   Energy                                                      3
   Financial Services                                          4
   Healthcare                                                  7
   Technology                                                  8
   Utilities                                                   9
Portfolios
   Energy Portfolio, Series 13                                10
   Financials Portfolio, Series 14                            11
   Healthcare Portfolio, Series 4                             13
   Technology Portfolio, Series 18                            15
   Telecommunication Services Portfolio, Series 3             16
   Utilities Portfolio, Series 6                              17

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation


Microsoft Corporation. Microsoft Corporation has been engaged in litigation with the U.S. Department of Justice, 20 states and the District of Columbia. A federal appellate court affirmed a district court finding of liability against Microsoft for violation of the Sherman Antitrust Act and various state antitrust laws. One state withdrew from the litigation prior to the issuance of liability findings. Another settled its claims in July 2001. The claims of several other states were litigated through liability and have been conditionally settled as to the issue of remedy. On November 1, 2002, a federal district judge approved a settlement between Microsoft, the U.S. Department of Justice and the remaining nine other states and the District of Columbia. The settlement includes various provisions addressing licensing and pricing, middleware programs, retaliation against original equipment manufacturers, release of information and creation of a compliance committee. Microsoft is subject to the terms of the settlement for five years with the possibility of a one-time extension of up to two years.

Federal and state authorities continue to review the legality of Microsoft's licensing practices and potential abuses of its monopoly power. In addition, the European Union is also investigating allegations of Microsoft antitrust violations which may result in additional litigation. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.


Concentrations

Communications. An investment in Units of Telecommunication Services Portfolio, Series 3 should be made with an understanding of the problems and risks inherent in the communications sector in general.

The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.

Energy. An investment in Units of Energy Portfolio, Series 13 should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of Energy Portfolio, Series 13.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in Energy Portfolio, Series 13.

Financial Services. An investment in Units of Financials Portfolio, Series 14 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. Healthcare Portfolio, Series 4 is concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Technology. An investment in Units of Technology Portfolio, Series 18 should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Utilities. An investment in Units of Utilities Portfolio, Series 6 should be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty to the capital markets in absorbing utility debt and securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

The California Public Utility Commission ("CPUC") has announced its intention to deregulate the electric utility industry in California. This change will eventually result in full competition between electric utilities and independent power producers in the generation and sale of power to all customers in California by the year 2002. In September of 1996, the California Legislature passed and the Governor signed into law Assembly Bill 1890 (AB 1890) to restructure the California electrical industry by promoting competition and allowing customers a right to choose their electrical supplier. Preliminary assessments of the CPUC plan and the law suggest that the deregulation of the electric utility industry in California could have a significant adverse effect on electric utility stocks of California issuers. Furthermore, the move toward full competition in California could indicate that similar changes may be made in other states in the future which could negatively impact the profitability of electric utilities. Further deregulation could adversely affect the issuer of certain of the Securities in the portfolio. In view of the uncertainties regarding the CPUC deregulation plan, it is unclear what effect, if any, that full competition will have on electric utilities in California or whether similar changes will be adopted in the other states.

Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

       Equity Securities Selected for Energy Portfolio, Series 13

Energy Portfolio, Series 13 contains common stocks of the following companies:


Oil & Gas-Drilling
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Nabors Industries, Ltd., incorporated in Bermuda and headquartered in Bridgetown, Barbados, operates one of the largest land oil and gas drilling contract businesses in the world. The company also provides a number of ancillary well-site services and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.

Noble Corporation, headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is an integrated oilfield drilling and energy service company with operations worldwide.

Oil & Gas-Exploration & Production
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Anadarko Petroleum Corporation, headquartered in Houston, Texas, explores for, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Canadian Natural Resources Ltd., headquartered in Calgary, Alberta, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.

Patina Oil & Gas Corporation, headquartered in Denver, Colorado, is an independent energy company engaged in the acquisition, development, exploitation and production of oil and gas properties located primarily in the Wattenberg Field of Colorado.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.

Oil-Field Services
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BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Weatherford International, Ltd., headquartered in Houston, Texas, is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells.

Oil-Integrated
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ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Petro-Canada, headquartered in Calgary, Alberta, Canada, is a Canadian oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

PetroChina Company Limited (ADR), headquartered in Beijing, China, is engaged in many petroleum-related activities, including the exploration, development and production of crude oil and natural gas.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Oil-Refining & Marketing
________________________

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.


     Equity Securities Selected for Financials Portfolio, Series 14

Financials Portfolio, Series 14 contains common stocks of the following companies:


Banks & Thrifts
_______________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Bank One Corporation, headquartered in Chicago, Illinois, is a multibank holding company that provides domestic retail banking, finance and credit card services; worldwide corporate and institutional banking services; and trust/investment management services.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business in three states; underwrites credit life and credit accident and health insurance; sells property and casualty insurance, and provides mortgage banking and real estate services.

Golden West Financial Corporation, headquartered in Oakland, California, is a savings and loan holding company for the World Savings and Loan Association, and the World Savings Banks. The company operates savings branch offices in California, Arizona, Colorado, Florida, Illinois, Kansas, New Jersey and Texas.

SouthTrust Corporation, headquartered in Birmingham, Alabama, conducts a general banking business in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Texas. The company also provides computer services, mobile home finance servicing, trust services, life insurance, insurance agency operations, investment services, mortgage banking and leasing.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Financial Services
__________________

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.

Insurance
_________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

Ambac Financial Group, Inc., headquartered in New York, New York, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors worldwide. Through its principal operating subsidiary, Ambac Assurance Corporation, the company insures municipal and structured financial obligations. The company also provides investment agreements, interest rate swaps, and investment advisory and cash management services, primarily to states, municipalities and their authorities.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

John Hancock Financial Services, Inc., headquartered in Boston,
Massachusetts, provides insurance and investment products, including investment management and advisory services. The company serves retail and institutional clients.

MBIA Inc., headquartered in Armonk, New York, is engaged in providing financial guarantee insurance and investment management and financial services to public finance clients and financial institutions on a global basis.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

Old Republic International Corporation, headquartered in Chicago,
Illinois, is a holding company engaged in the underwriting and managing of property and liability, life and disability, title, and mortgage guaranty insurance.

Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.

Investment Services
___________________

The Bear Stearns Companies Inc., headquartered in New York, New York, provides investment banking, securities trading and brokerage services to corporations, governments, and institutional and individual investors worldwide. The company also provides securities clearing and financing services for broker/dealers, hedge funds, money managers and other clients worldwide.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, government and high net-worth individuals.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."


      Equity Securities Selected for Healthcare Portfolio, Series 4

Healthcare Portfolio, Series 4 contains common stocks of the following companies:


Biotechnology
_____________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Medical Products
________________

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, manufactures and supplies the life science research, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.

Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.

Medical Services
________________

AdvancePCS, headquartered in Irving, Texas, provides pharmacy benefit management and health benefit management services to health plan sponsors.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services serving its customers nationwide through drug distribution facilities and three specialty products distribution facilities.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Health Management Associates, Inc., headquartered in Naples, Florida, provides general acute health services in non-urban locations through the operation of general hospitals and psychiatric hospitals.

Quest Diagnostics Incorporated, headquartered in Teterboro, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

WellPoint Health Networks Inc., headquartered in Thousand Oaks,
California, offers network-based health products, including open access PPO, POS and hybrid products, HMO and specialty products through Blue Cross of California, BCBSGA, and UNICARE.

Pharmaceuticals
_______________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.

     Equity Securities Selected for Technology Portfolio, Series 18

Technology Portfolio, Series 18 contains common stocks of the following companies:


Communications Equipment
________________________

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

UTStarcom, Inc., headquartered in Alameda, California, provides communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets.

Computers & Peripherals
_______________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

Seagate Technology, headquartered in George Town, Grand Cayman, Cayman Islands, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Computer Software & Services
____________________________

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Affiliated Computer Services, Inc. (Class A), headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry;

and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Synopsys, Inc., headquartered in Mountain View, California, develops, markets and supports electronic design automation products for designers of integrated circuits and electronic systems. The company also provides training, support and consulting services for its customers.

VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Semiconductor Equipment
_______________________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

Semiconductors
______________

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.


  Equity Securities Selected for Telecommunication Services Portfolio,
                                Series 3

Telecommunication Services Portfolio, Series 3 contains common stocks of the following companies:


Broadcasting & Cable TV
_______________________

Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

Cox Communications, Inc. (Class A), headquartered in Atlanta, Georgia, is a fully integrated, diversified broadband communications company with interests in domestic cable distribution systems, telecommunications and technology and broadband networks and programming networks.

Integrated Telecommunication Services
_____________________________________

ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Citizens Communications Company, headquartered in Stamford, Connecticut, is a telecommunications-focused company providing wireline communications services to rural areas and small and medium-sized towns and cities.

Commonwealth Telephone Enterprises, Inc. (CTE), headquartered in Dallas, Pennsylvania, is a telecommunications-focused company providing wireline communications services to rural areas and small and medium-sized towns and cities.

Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile)
(ADR), headquartered in Santiago, Chile, provides local and long distance communications services throughout Chile and is also involved in equipment marketing, cable television, and Internet access.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.

Telefonos de Mexico S.A. de CV (Telmex) (ADR), headquartered in Mexico City, Mexico, is a provider of telecommunication services to users of domestic and international telephone services in Mexico.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Internet Software & Services
____________________________

United Online, Inc., headquartered in Westlake Village, California, is an Internet service provider offering consumers free and value-priced Internet access and e-mail.

Wireless Telecommunication Services
___________________________________

AT&T Wireless Services Inc., headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data
(CDPD) technologies.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Vimpel-Communications (VimpelCom) (ADR), headquartered in Moscow,
Russia, is a provider of cellular telecommunications services in Russia, including the City of Moscow and the Moscow region. The company operates under the "Bee Line" brand, which is one of the most recognized brand names in Russia.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


      Equity Securities Selected for Utilities Portfolio, Series 6

Utilities Portfolio, Series 6 contains common stocks of the following companies:


Electric Utility
________________

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company whose subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Cinergy Corp., headquartered in Cincinnati, Ohio, is a holding company whose subsidiaries are engaged in the production, transmission, distribution and sale of electric energy and the distribution of natural gas in Ohio, Indiana and Kentucky.

Cleco Corporation, headquartered in Pineville, Louisiana, a holding company, generates, transmits and distributes electric energy and natural gas in Louisiana.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.

FPL Group, Inc., headquartered in Juno Beach, Florida, through subsidiaries, supplies electricity throughout most of the east and lower west coasts of Florida.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service at retail to communities in North Dakota, eastern Montana, most of South Dakota, and northern Wyoming; owns oil and gas interests throughout the United States and Canada; and installs and repairs electric power lines in the western United States and Hawaii.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

Progress Energy, Inc., headquartered in Raleigh, North Carolina, is a holding company engaged in the generation, transmission, distribution and sale of electricity in portions of the Carolinas and Florida and natural gas in portions of North Carolina.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

The Southern Company, headquartered in Atlanta, Georgia, through wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi; and owns generating units at a large electric generating station which supplies power to certain utility subsidiaries.

Natural Gas
___________

AGL Resources Inc., headquartered in Atlanta, Georgia, sells and distributes natural gas to customers in Georgia and southeastern
Tennessee. Other energy-related activities include natural gas and electricity marketing, wholesale and retail propane gas sales, consumer products and gas supply services.

Equitable Resources, Inc., headquartered in Pittsburgh, Pennsylvania, provides natural gas production in the Appalachian area. The company also provides natural gas transmission and distribution services and other energy management services.

KeySpan Corporation, headquartered in Brooklyn, New York, through subsidiaries, distributes natural gas to customers in the New York City boroughs of Brooklyn, Queens and Staten Island and on Long Island in Nassau and Suffolk counties. The company also generates electricity on Long Island, provides electric services, and provides gas-marketing and energy services.

National Fuel Gas Company, headquartered in Buffalo, New York, is a diversified energy company with operations in six segments: Utility, Pipeline and Storage, Exploration and Production, International, Energy Marketing and Timber.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma; leases pipeline capacity to customers for use in transporting natural gas to their facilities; transports gas for others; explores for and produces natural gas and oil; and extracts and sells natural gas liquids.

Piedmont Natural Gas Company, Inc., headquartered in Charlotte, North Carolina, is an energy and services company primarily engaged in the distribution of natural gas to residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Vectren Corporation, headquartered in Evansville, Indiana, is a public utility holding company whose subsidiaries provide natural gas distribution and generate, transmit, distribute and sell electric energy to counties in southwestern Indiana.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                          SIGNATURES

     The Registrant, FT 738, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 738, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 16, 2003.

                              FT 738

                              By   FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) July 16, 2003
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-106379 of FT 738 of our report dated July 16, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
July 16, 2003

                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 738 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7